Exhibit 99.1

NEWS RELEASE

Great Panther Mining Provides Corporate Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, October 5, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) (“Great Panther” or the “Company”) announces that on October 4, 2022, the Supreme Court of British Columbia (the “Court”) pronounced an initial order (the “Initial Order”) converting the Company’s restructuring proceedings under the Bankruptcy and Insolvency Act (Canada) (the “NOI Proceedings”) to the more flexible restructuring proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). Similar to the stay of proceedings granted in the NOI Proceedings, the Initial Order prevents creditors from enforcing against the Company up to and including October 14, 2022 (the “Stay”), on which date the Company will return before the Court to seek, among other things, an extension to the Stay. The Initial Order also approved an agreement between the Company and Asahi Refining Canada Ltd. (“Asahi”) pursuant to which Asahi will continue to provide refining services to the Company (the “Asahi Agreement”). The Company’s management is of the view that the Asahi Agreement will avoid the potential disruption of seeking a new refiner and will assist in maintaining the timely sale of gold from its indirectly owned mine, increasing the funds available to support the Company and its operations during these proceedings.

Additional Information

Further updates will be provided as appropriate. A copy of the Initial Order and all materials related thereto, as well as any other information regarding the CCAA proceedings, are available on the court-appointed monitor’s website at https://www.alvarezandmarsal.com/GPR.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T : +1 604 608 1766

TF : 1 888 355 1766

E : info@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s intention to request an extension to the Stay, the continued provision of refining services by Asahi and the benefits of entering into the Asahi Agreement.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, and the risks described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2